UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 144

NOTICE OF PROPOSED SALE OF SECURITIES
PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933

ATTENTION:
Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker
__________________________________________________________________

Kimball International, Inc
1(a)NAME OF ISSUER (Please type or print)

35-0514506
1(b)IRS IDENT. NO.

0-3279
1(c)S.E.C. FILE NO.

1600 Royal Street Jasper, IN 47549
1(d)ADDRESS OF ISSUER  STREET  CITY    STATE   ZIP CODE

812-482-1600
1(e)TELEPHONE

Gary Schwartz
2(a)NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD


2(b)IRS IDENT. NO.

Officer
2(c)RELATIONSHIP TO ISSUER

1379 N Wheatland Drive Jasper, IN 47546
2(d)ADDRESS   STREET        CITY,    STATE  ZIP CODE
_____________________________________________________________________
INSTRUCTION: The person filing this notice should contact
the issuer to obtain the  I.R.S. identification Number
and the S.E.C. File Number.
_____________________________________________________________________

Common
3(a)Title of the Class of Securities To Be Sold

Edward D. Jones & Co.
700 Maryville Centre Drive
St. Louis, MO 63141
3(b)Name and Address of Each Broker Through whom the Securities
    Are To Be Offered or Each Market Maker who Is
    Acquiring the Securities


SEC USE ONLY
Broker - Dealer File Number

2,200
3(c)Number of Shares Other units To Be Sold (See instr.3(c))

$25,036
(d)Agggregate Market Value (See instr.3(d))

25,291,736
(e)Number of Shares or Other Units Outstanding (See instr.3(e))

09/09/2008
(f)Approximate Date of Sale (See instr.3(f))

Nasdaq
(g)Name of Each Securities Exchange(See instr. 3(g))
_____________________________________________________________________
INSTRUCTIONS:
1(a)Name of issuer
 (b)Issuer's I.R.S. Identification Number
 (c)Issuer's S.E.C. file number, if any
 (d)Issuer's address, including zip code
 (e)Issuers's telephone number including area code

2(a)Name of person for whose account the securities are to
    be sold
 (b)Such person's I.R.S. identification number, if such a person is an entity
 (c)Such person's relationship to the issuer (e.g., officer, director, 10% stockholder or member of immediate family of any of the foregoing)
 (d)Such person's address, including zip code
3(a)Title of the class of securities to be sold
 (b)Name and address of each broker through whom the securities are intended to be sold
 (c)Number of shares or other units to be sold (if, debt securities, give the aggregate face amount)
 (d)Aggregate market value of the securities to be sold as of a specified date within 10 days are to be sold prior to the filing of this notice
 (e)Number of shares or other units of the class such person is an entity outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
 (f)Approximate date on which the securities are to be sold
 (g)Name of each securities exchange, if any, on which the securities are intended to be sold

_____________________________________________________________________
TABLE I; SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

_____________________________________________________________________
Common
Title of the Class

01/03/2007
Date you Acquired

Stock Option Exercise
Nature of Acquisition Transaction (if gift, also give date donor acquired)

Kimbal International, Inc
Name of Person from Whom Acquired

2,500
Amount of Securities Acquired

  01/03/2007
Date of Payment

  Exercise Stock Options - Cashless
Nature of Payment
_____________________________________________________________________

INSTRUCTIONS:

1.If the securities were purchased and full payment therefor was no made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the lastinstallment paid.

2.If within two years after the acquisition of the securities the person for whose account they are to be sold had any short positions, put or other option to dispose of securities referred to in paragraph (d)(3) of Rule 144, furnish full information with respect thereto.

_____________________________________________________________________
TABLE II; SECURITIES SOLD DURING THE PAST 3 MONTHS
Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

_____________________________________________________________________



Name and Address
of Seller

_________________
Title of
Securities Sold
__________
Date of Sale

________
Amount of
Securities Sold
_________
Gross Proceeds

_________



NONE

_____________________________________________________________________


REMARKS:

INSTRUCTIONS:
See the definition of "person" in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are requiredby paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

ATTENTION:
The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.


 09/09/2008			/s/  Gary Schwartz
________________   ______________________________________________
DATE OF NOTICE      (SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed. Any copies not manually signed shall bear typed or printed signatures

ATTENTION:
Intentional misstatements or omission of facts constitute
Federal Criminal Violations (See 18 U.S.C. 1001)